Exhibit 99.1

GRINDROD SHIPPING HOLDINGS LTD.

2018 HALF YEAR FINANCIAL RESULTS

Singapore, August 29, 2018: — Grindrod Shipping Holdings Ltd. (NASDAQ: GRIN) (JSE: GSH) (“Grindrod Shipping” or “Company”), a global provider of maritime transportation services in the drybulk and product tanker sectors, today announced its half year 2018 earnings results for the period ended June 30, 2018.

2018 Half Year Financial Highlights

•                  Revenues of $150.8 million.

•                  Gross profit of $2.4 million.

•                  Adjusted EBITDA of $(1.7) million.

•                  Loss for the Period of ($13.5) million or ($0.71) per ordinary share.

•                  Handysize and Supramax/Ultramax TCE per day of $8,997 and $11,092, respectively, outperformed BHSI TC Index benchmarks by 8.6% and 7.8% respectively. Handysize and Supramax/Ultramax fleet utilization of 98.3% and 99.4% respectively.

•                  MR Product Tanker TCE per day of $11,570 and Small Tanker TCE per day of $11,323; fleet utilization of approximately 98% for both segments.

•                  Cash and bank balances of $54.1 million and debt remains moderate with a low debt/book capitalization ratio.

2018 Half Year Operational Highlights

•                  On June 18, 2018, the Company completed the spin-off from Grindrod Limited, a company listed on the Johannesburg Stock Exchange. Following the spin-off, Grindrod Shipping became an independent, publicly traded company with separate public ownership with primary listing on NASDAQ and secondary listing on the Johannesburg Stock Exchange. Spin-off and listing were completed without raising new capital.

•                  During the first half of 2018, the Company concluded the sale of two non-core businesses, the container business held through the Ocean Africa Container Line (OACL) and the bunker subsidiary, Unicorn Bunker.

•                  In May 2018, the Company acquired the remaining 49% of Handysize vessels IVS Ibis and IVS Magpie as part of the mutual dissolution of a joint venture for $10.4 million (49% portion).

•                  In May 2018, the Company contracted to acquire two 61,000 dwt Ultramax “eco” newbuilding resales in Japan with delivery scheduled for Q3 2019 for $26.4 million each, including approximately $0.6 million of upgrades per vessel.

•                  In June 2018, upon completion of a 7-year charter-in, the Company redelivered the Supramax vessel IVS Beachwood. Until redelivery, IVS Beachwood was employed in the IVS Supramax Pool.

•                  In May 2018, the Company completed a $100 million debt refinancing with a syndicate of banks at favorable terms. The new facility contains periodic amortization with final maturity in August 2023. Net proceeds from the refinancing were used to retire $77.8 million of existing bank debt and added $20.5 million to our liquidity.

Latest Developments

•                  Since the end of the first half of 2018, we agreed, and expect to agree, to charter-in three Japanese newbuilding Ultramax “eco” drybulk vessels upon delivery. One vessel is expected to be delivered in Q3 2019 and chartered-in for a minimum of three years with extension options. The remaining two vessels are expected to be delivered in Q3 2020 and chartered-in for a minimum of two years with extension options and include purchase options in favor of the Company.

•                  In August, 2018, upon the completion of a 10-year charter, we redelivered the Handysize vessel IVS Shikra. Until redelivery, the vessel was employed in our IVS Handysize Pool. This was the only long-term chartered-in vessel in our Handysize fleet.

CEO Commentary

Martyn Wade, the Chief Executive Officer of Grindrod Shipping, commented: “The spin-off of Grindrod Shipping Holdings on June 18, 2018 into a separate entity listed on NASDAQ and the Johannesburg Stock Exchange is a milestone in Grindrod Shipping’s business with a history of over 100 years. We believe that operating as a stand-alone company will enable Grindrod Shipping to focus on developing its own independent growth strategy focused on the shipping industry and allowing shareholders to value Grindrod Shipping separately from its former parent.

“In terms of commercial results, we continue to outperform the relevant industry benchmarks in our drybulk fleet.  For the first half of 2018, our TCE per day in the Handysize segment was $8,997 compared to the Baltic Handysize TC Index of $8,287 (adjusted for 5% commissions) whereas in the Ultramax/Supramax business our TCE per day was $11,092 compared to the Baltic Supramax TC Index of $10,287 (adjusted for 5% commissions).  This is a function of the quality of our fleet, which is comprised mainly of Japanese built eco vessels, and our ability to maximize revenue through the use of in-house commercial pools and cargoes to capitalize on commercial relationships with global and regional industry players. Our results in the tanker business were marginally down year over year due to weakening of spot market charter rates across the industry.

“Looking ahead, we intend to leverage further our access to Japanese shipbuilding and financial and trading relationships to continue to expand our drybulk fleet by focusing on Japanese built eco Ultramax and larger Handysize vessels, as we believe current asset prices continue to represent an attractive entry point to acquire quality vessels relative to historic averages. We have continued to grow our core dry bulk fleet. Year-to-date, we contracted to acquire  two owned Ultramax eco resales and we have agreed, or expect to agree, to charter-in three Ultramax eco vessels, with deliveries scheduled between Q3 2019 and Q3 2020.  Dry bulk fundamentals are positive given the reduced supply outlook combined with steady demand especially for minor bulks, which are typically carried by Grindrod vessels. On the tanker side, the Company is focused on the medium range product tanker space and intends to continue to focus on its relationships with major trading partners such as Vitol and Maersk. We believe our strong balance sheet, coupled with our competitive positioning in the industry, underpin our growth strategy and prospects.”

Results for the Six Months Ended June 30, 2018 and 2017

While the first half of 2018 saw increased spot rates in the drybulk business,  revenues in the drybulk business were the decrease in the number of operating days in the drybulk business as a result of management’s decision to use owned vessels to deliver certain cargo contracts rather than chartering in additional short-term vessels off the spot market, as well as the  temporary disruption in trading patterns of some of Grindrod Shipping’s vessels due to a force majeure declared on one of its contracts of affreightment.  Costs on the drybuk side had a correlating reduction to revenues resulting from the decrease in the number of operating days in the drybulk business, which was partially offset by margin compression in the first half of 2018 on a portion of Grindrod Shipping’s fixed price cargo contracts because of higher charter-in costs as drybulk spot charter rates increased.  On the tankers side, in the first half of 2018, revenues were impacted by the decrease in the spot tanker market and the decrease in the number of vessels operating in the tanker business. The fewer number of vessels operating in the tankers business also impacted costs in the tankers business.  In addition, the results for the first half of 2018 were also impacted by the sale of two non-core businesses in January 1, 2018 and the Company’s incurrence of one-time legal, accounting and professional expenses of $4.1 million relating to the spin-off.

Revenues were $150.8 million for the six months ended June 30, 2018 and $194.1 million for the six months ended June 30, 2017.  Vessel revenues were $147.4 million for the six months ended June 30, 2018 and $191.6 million for the six months ended June 30, 2017.

In the drybulk business, handysize total revenues and supramax/ultramax total revenues1 were $53.8 million and $73.7 million, respectively, for the six months ended June 30, 2018 and $54.4 million and $78.7, respectively, for the six months ended June 30, 2017.  Handysize vessel revenues and supramax/ultramax vessel revenues were $53.0 million and $73.1 million, respectively, for the six months ended June 30, 2018 and $53.7 million, and $78.3 million, respectively, for the six months ended June 30, 2017.

In the tankers business, our medium range tankers and small tankers total revenues were $18.9 million and $9.0 million, respectively, for the six months ended June 30, 2018 and $23.6 million and $11.8 million, respectively, for the six months ended June 30, 2017.  Medium range tankers and small tankers vessel revenues were $19.0 million and $9.0 million, respectively, for the six months ended June 30, 2018 and $23.7 million and $11.8 million, respectively for the six months ended June 30, 2017.

Handysize TCE per day was $8,997 per day for the six months ended June 30, 2018 and $6,919 per day for the six months ended June 30, 2017. Supramax/ultramax TCE per day was $11,092 per day for the six months ended June 30, 2018 and $10,462 per day for the six months ended June 30, 2017. These increases were due to an increase in spot market charter rates.

Medium range tankers TCE per day was $11,570 per day for the six months ended June 30, 2018 and $12,742 per day for the six ended June 30, 2017. Small tankers TCE per day was $11,323 per day for the six months ended June 30, 2018 and $12,672 per day for the six months ended June 30, 2017. These decreases were due to a decrease in spot market charter rates.

Cost of sales was $148.4 million for the six months ended June 30, 2018 and $184.3 million for the six months ended June 31, 2017. In the drybulk business, handysize segment and supramax/ultramax segment cost of sales was $50.6 million and $74.8 million, respectively, for the six months ended June 30, 2018 and $55.6 million and $76.8 million, respectively, for the six months ended June 30, 2017.

Handysize voyage expenses and supramax/ultramax voyage expenses were $24.8 million and $35.3 million, respectively, for the six months ended June 30, 2018 and $27.2 million, and $38.6 million, respectively, for the six months ended June 30, 2018.

Handysize vessel operating costs and supramax/ultramax vessel operating costs were $13.1 million and $1.7 million for the six months ended June 30, 2018, respectively, and $13.0 million and $1.6 million, respectively for the six months ended June 30, 2017. Handysize vessel operating costs per day were $5,238 per day for the six months ended June 30, 2018 and $4,944 per day for the six months ended June 30, 2017. This

1   Segment results of operations include the impact of the proportionate share of joint ventures which is not reflected in our interim condensed consolidated statement of profit or loss.

increase was primarily due to additional repairs and maintenance on three older vessels and the timing of the purchases to replenish consumables and spares.

Supramax/ultramax vessel operating costs per day were $4,616 per day for the six months ended June 30, 2018 and $4,442 per day for the six months ended June 30, 2017.

In the tankers business, medium range tankers and small tankers cost of sales were $19.7 million and $8.4 million, respectively, for the six months ended June 30, 2018 and  $23.5 million and $10.4 million, respectively, for the six months ended June 30, 2017. This change was due to a decrease in the number of tankers operating in 2018 and lower vessel depreciation relating to impairments taken in the third quarter of 2017.

The average daily charter-in costs for our long-term supramax/ultramax fleet was $13,049 during the first six months of 2018 and we expect this to decrease to approximately $12,700 for the second half of 2018, which reflects the redelivery of the Supramax vessel IVS Beachwood in June 2018. During the first half of 2018, out of 3,402 operating days in the supramax/ultramax segment, 45% were fulfilled with owned/long-term chartered-in vessels and the remaining 55% with short-term chartered-in vessels. As discussed above, the IVS Shikra was redelivered in August 2018 (which was our only long-term charter Handysize vessel).

The average daily charter-in costs for our long-term medium range tanker fleet was $15,031 during the first six months of 2018 and we expect this to decrease to approximately $14,580 for the second half of 2018. During the first half of 2018, all of the operating days in the medium range segment, were fulfilled with owned/long-term chartered-in vessels. The Company does not have any long-term charter small range tanker vessels.

Medium range tankers voyage expenses and small tankers voyage expenses were $3.8 million and $2.2 million, respectively, for the six months ended June 30, 2018 and $4.2 million and $1.5 million, respectively, for the six months ended June 30, 2017. Medium range tankers operating costs and small tankers operating costs were to $5.9 million and $4.9 million, respectively, for the six months ended June 30, 2018 and $6.9 million and $4.8 million, respectively, for the six months ended June 30, 2017. The decrease in medium range voyage expenses were primarily due to the reduction in the number of vessels operating in this sector in the first half of 2018.  The increase in small tankers voyage expenses was due to a vessel that had been employed under a time charter agreement in 2017 and was entered into a pool for the 2018 period, which resulted in the vessel incurring voyage expenses as part of the operations.  Medium range tankers vessel operating costs per day were $7,279 per day for the six months ended June 30, 2018 and $6,928 per day for the six months ended June 30, 2017.  Small tankers vessel operating costs per day were $7,750 per day for the six months ended June 30, 2018 and $7,571 per day for the six months ended June 30, 2017. This change was due to a decrease in the number of tankers operating in 2018.

Gross profit was $2.4 million for the six months ended June 30, 2018 and $9.7 million for the six months ended June 30, 2017.

Other operating income was $8.0 million for the six months ended June 30, 2018 and $$1.9 million for the six months ended June 30, 2017. This change primarily relates to foreign exchange gain and profit on the sale of two non-core businesses.

Administrative expenses were $17.3 million for the six months ended June 30, 2018 and $13.5 million for the six months ended June 30, 2017.

Other operating expenses were approximately $2.1 million in each of the six months ended June 30, 2018 and 2017.

Interest income was $1.9 million for the six months ended June 30, 2018 and $3.3 million for the six months ended June 30, 2017.

Interest expense was $3.0 million for the six months ended June 30, 2018 and $3.1 million for the six months ended June 30, 2017.

Share of losses of joint ventures was $1.4 million for the six months ended June 30, 2018 and $1.2 million for the six months ended June 30, 2017, primarily relating to the impairment of vessels.

Income tax expense for the six months ended June 30, 2018 was $2.1 million for the six months ended June 30, 2018 and $1.9 million for the six months ended June 30, 2017.

Loss for the six months ended June 30, 2018 was $13.5 million a loss for the six months ended June 30, 2017 was $7.0 million.

Cash from operating activities was an outflow of $46.2 million for the six months ended June 30, 2018 and an outflow of $6.0 million for the six months ended June 30, 2017.  Cash generated from investing activities was inflow of $33.2 million for the six months ended June 30, 2018 and an outflow of $0.4 million for the six months ended June 30, 2017. Cash generated from financing activities was an inflow of $19.5 million for the six months ended June 30, 2018 and an outflow of $0.1 million for the six months ended June 30, 2017.

In the first half of 2018 we also completed the $100 million debt refinancing which streamlined our balance sheet and reinforced our liquidity. As of June 30, 2018, we had cash of $54.1 million and debt remains moderate with a low debt / book capitalization ratio.

Conference Call details

Tomorrow, Thursday, August 30, 2018 at 8:00 a.m. Eastern Savings Time/ 2:00 p.m. South African Standard Time/ 8:00pm Singapore Time, the Company’s management will host a conference call and webcast to discuss the earnings results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +800-347-6311 (US Toll Free Dial In), +800 279 7204 (UK Toll Free Dial In), +800 186 5085 (Singapore Toll Free Dial In), +0800 980 520 or (South Africa Toll Free Dial In), +44 (0)330 336 9411 (International Standard Toll Free Dial In). Please enter code: 7562777

An audio replay of the conference call will be available until Thursday, September 6, 2018, by dialing +888-203-1112 (US Toll Free Dial In), +0 808 101 1153 (UK Toll Free Dial In), +800 101 2009 (Singapore Toll Free Dial In),   or + 0 800 980 995 (South Africa Toll Free Dial In).  Access Code 7562777.

Audio Webcast - Slides Presentation

There will be concurrent live and then archived slides and audio webcast of the conference call, accessible via the internet through the Grindrod Shipping website www.grinshipping.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

The slide presentation of the half year results ended June 30, 2018 financial results will be accessible in PDF format 10 minutes prior to the conference call and webcast on the Investor Relations section of our website located at www.grinshipping.com. Participants to the webcast can download the PDF presentation. The conference call will take participants through the slide presentation on the website.

About Grindrod Shipping Holdings Ltd.

Grindrod Shipping owns and operates a diversified fleet of owned and long-term and short-term chartered-in drybulk vessels and product tankers. The drybulk business, which operates under the brand “Island View Shipping” (IVS) includes a fleet of 19 handysize drybulk carriers and 12 supramax/ultramax drybulk carriers on the water with five ultramax drybulk carriers under construction in Japan due be delivered in 2019 and 2020. The tanker business, which operates under the brand “Unicorn Shipping” (Unicorn) includes a fleet of 11 medium range tankers and four small product tankers. The Company is based in Singapore, with offices in London, Durban, Tokyo, Cape Town and Rotterdam. Grindrod Shipping has a primary listing on NASDAQ under the ticker “GRIN” and a secondary listing on the JSE under the ticker “GSH”.

FLEET TABLE

The following table sets forth certain summary information regarding our fleet as of the date of this press release:

Drybulk Carriers

Vessel Name	Built	Country of Build	dwt	Type of Ownership	Type of Employment
Handysize
IVS Merlion	2013	China	32,070	Owned	IVS Handysize Pool
IVS Raffles	2013	China	32,050	Owned	IVS Handysize Pool
IVS Ibis	2012	Japan	28,240	Owned	IVS Handysize Pool
IVS Kinglet	2011	Japan	33,130	Owned	IVS Handysize Pool
IVS Magpie	2011	Japan	28,240	Owned	IVS Handysize Pool
IVS Orchard	2011	China	32,530	Owned	IVS Handysize Pool
IVS Knot	2010	Japan	33,140	Owned	IVS Handysize Pool
IVS Sentosa	2010	China	32,700	Owned	IVS Handysize Pool
IVS Triview(1)	2009	Japan	32,280	Owned	IVS Handysize Pool
IVS Kingbird	2007	Japan	32,560	Owned	IVS Handysize Pool
IVS Kawana	2005	Japan	32,640	Owned	IVS Handysize Pool
IVS Kanda	2004	Japan	32,620	Owned	IVS Handysize Pool
IVS Nightjar	2004	Japan	32,320	Owned	IVS Handysize Pool
Handysize - Eco
IVS Tembe(3)	2016	Japan	37,740	Owned	Commercially managed by us alongside the IVS Handysize Pool

Vessel Name	Built	Country of Build	dwt	Type of Ownership	Type of Employment
IVS Sunbird(3)	2015	Japan	33,400	Owned	IVS Handysize Pool
IVS Thanda(3)	2015	Japan	37,720	Owned	Commercially managed by us alongside the IVS Handysize Pool
IVS Kestrel(3)	2014	Japan	32,770	Owned	IVS Handysize Pool
IVS Phinda(3)	2014	Japan	37,720	Owned	Commercially managed by us alongside the IVS Handysize Pool
IVS Sparrowhawk(3)	2014	Japan	33,420	Owned	IVS Handysize Pool
Supramax/Ultramax—Eco
IVS Swinley Forest(3)	2017	Japan	60,490	Owned	IVS Supramax Pool
IVS Gleneagles(3)	2016	Japan	58,070	Owned	IVS Supramax Pool
IVS Hayakita(9)	2016	Japan	60,400	Chartered-in (expires 2023-2026)(2)	IVS Supramax Pool
IVS North Berwick(3)	2016	Japan	60,480	Owned	IVS Supramax Pool
IVS Windsor	2016	Japan	60,280	Chartered-in (expires 2023-2026)(2)	IVS Supramax Pool
IVS Augusta(9)	2015	Philippines(4)	57,800	Chartered-in (expires 2020-2022)(2)	IVS Supramax Pool
IVS Bosch Hoek(3)	2015	Japan	60,270	Owned	IVS Supramax Pool
IVS Hirono(3)	2015	Japan	60,280	Owned	IVS Supramax Pool
IVS Pinehurst(9)	2015	Philippines(4)	57,810	Chartered-in (expires 2020-2022)(2)	IVS Supramax Pool

Vessel Name	Built	Country of Build	dwt	Type of Ownership	Type of Employment
IVS Wentworth(3)	2015	Japan	58,090	Owned	IVS Supramax Pool
IVS Crimson Creek	2014	Japan	57,950	Chartered-in (expires 2019-2021)(2)	IVS Supramax Pool
IVS Naruo(9)	2014	Japan	60,030	Chartered-in (expires 2021-2024)(2)	IVS Supramax Pool

Drybulk Carriers Under Construction

Vessel Name	Expected Delivery	Country of Build	dwt	Type of Ownership
Supramax/Ultramax-Eco
IVS Okudogo	2019	Japan	61,000	Owned
IVS Prestwick	2019	Japan	61,000	Owned
IVS To Be Named(5)	2019	Japan	60,000	Chartered-in (expires 2022-2024)(2)
IVS Pebble Beach(5)	2020	Japan	62,000	Chartered-in(expires 2022-2024)(2)
IVS Astugi(5)	2020	Japan	62,000	Chartered-in(expires 2022-2024)(2)

Tankers

Vessel Name	Built	Country of Build	dwt	IMO Designation	Type of Ownership	Type of Employment
Small Product Tankers
Umgeni	2011	China	16,480	II, III	Owned	Brostrom Tanker Pool
Kowie	2010	China	16,890	II, III	Owned	Spot Market and COA
Breede	2009	China	16,900	II, III	Owned	Spot Market and COA
Berg(6)	2008	China	16,900	II, III	Owned	Time Charter (expires 2018)

Medium Range Tankers

Lavela(6)	2010	South Korea	40,100	III	Owned	Handy Tanker Pool
Rhino	2010	South Korea	39,710	II, III	Owned	Handy Tanker Pool
Inyala	2008	South Korea	40,040	III	Owned	Handy Tanker Pool
Coral Stars	2004	South Korea	40,000	III	Chartered-in (expires 2018)(2)	COA

Medium Range Tankers—Eco

Matuku	2016	South Korea	50,140	II, III	Owned	Bareboat charter(expires 2020 with a two year option)
Doric Breeze	2013	South Korea	51,570	II, III	Chartered-in (expires 2020)(2)	Commercially managed by Vitol in the spot market and/or time chartered(7)

Doric Pioneer	2013	South Korea	51,570	II, III	Chartered-in (expires 2020)(2)	Commercially managed by Vitol in the spot market and/or time chartered(7)
Leopard Moon(8)	2013	South Korea	50,000	III	Owned	Commercially managed by Vitol in the spot market and/or timechartered(7)
Leopard Sea(8)	2013	South Korea	50,000	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(7)
Leopard Star(8)	2013	South Korea	50,000	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(7)
Leopard Sun(8)	2013	South Korea	50,000	III	Owned	Commercially managed by Vitol in the spot market and/or time chartered(7)

(1)             Owned through a joint venture with Mitsui & Co Ltd. In which we have a 51% interest.

(2)             Expiration date range represents the earliest and latest redelivery periods due to extension options.

(3)             Owned through a joint venture with Regiment Capital Ltd. and Sankaty European Investments III, S.a.r.l. in which we have a 33.5% interest.

(4)             Constructed at Tsuneishi Cebu Shipyard, a subsidiary of Tsuneishi Shipbuilding of Japan.

(5)             In August 2018, we entered into an agreement relating to  time charter contracts for the IVS Pebble Beach and the IVS Astugi and we expect to formally agree to an agreement relating to the time charter contract for a vessel to be named, in the third quarter of 2018, relating to these vessels under construction which are expected to be delivered in 2019, 2020 and 2020 respectively.

(6)             Owned through a joint venture with Engen Petroleum Limited, or Engen, in which we have a 50% interest.

(7)             Our product tankers are commercially managed by Mansel Limited.  Mansel, an affiliate of Vitol, procures shipping for various oil cargoes traded by an affiliate of our joint venture partner Vitol Shipping Singapore Ltd. or Vitol.

(8)             Owned through a joint venture with Vitol in which we have a 50% interest.

(9)             Includes purchase options for Grindrod Shipping. For IVS Augusta and IVS Pinehurst, we have the option to purchase either of these vessels of our choice.

SEGMENT RESULTS OF OPERATIONS (1)

	Six months ended June 30,
(In thousands of U.S. dollars)	2018	2017
Drybulk Carriers Business
Handysize Segment
Revenue	$53,828	$54,408
Cost of sales	(50,601)	(55,646)
Supramax/Ultramax Segment
Revenue	$73,675	$78,689
Cost of sales	(74,755)	(76,754)

Tanker Business
Medium Range Tanker Segment
Revenue	$18,921	$23,585
Cost of sales	(19,709)	(23,500)
Small Tanker Segment
Revenue	$8,966	$11,813
Cost of sales	(8,378)	(10,407)

(1)             Segment results of operations include the impact of the proportionate share of joint ventures which is not reflected in our condensed consolidated results of operations.

Set forth below are selected historical and statistical data of our operating fleet for the six months ended June 30, 2018 and 2017 that we believe may be useful in better understanding our operating fleet’s financial position and results of operations. This table contains certain information regarding TCE per day which is a non-GAAP measure. For a discussion and reconciliation of these measures, see “Non-GAAP Financial Measures” above.

	Six months ended June 30,
(In thousands of U.S. dollars)	2018	2017

Drybulk Carriers Business

Handysize Segment
Calendar days(2)	3,293	3,932
Available days(3)	3,183	3,863
Operating days(4)	3,129	3,833
Owned fleet operating days(5)	2,339	2,558
Long-term charter-in days(6)	181	181
Short-term charter-in days(7)	609	1,094

Fleet Utilization(8)	98.3%	99.2%

Handysize Segment Average Daily Results
TCE per day (9)	$8,997	$6,919
Vessel operating costs per day(10)	$5,238	$4,944
Long-term charter-in costs per day(11)	$8,600	$8,600
Supramax /Ultramax Segment
Calendar days(2)	3,471	3,838
Available days(3)	3,423	3,838
Operating days(4)	3,402	3,795
Owned fleet operating days(5)	343	343
Long-term charter-in days(6)	1,196	1,267
Short-term charter-in days(7)	1,863	2,185
Fleet Utilization(8)	99.4%	98.9%
Supramax/Ultramax Segment Average Daily Results
TCE per day (9)	$11,092	$10,462
Vessel operating costs per day(10)	$4,616	$4,442
Long-term charter-in costs per day(11)	$13,049	$13,084
Tankers Business
Medium Range Tankers Segment
Calendar days(2)	1,358	1,550
Available days(3)	1,346	1,539
Operating days(4)	1,311	1,534
Owned fleet operating days(5)	779	986
Long-term charter-in days(6)	532	548
Short-term charter-in days(7)	—	—
Fleet Utilization(8)	97.4%	99.6%
Medium Range Tanker Segment Average Daily Results
TCE per day (9)	$11,570	$12,742
Vessel operating costs per day(10)	$7,279	$6,928
Long-term charter-in costs per day(11)	$15,031	$15,174
Small Tanker Segment
Calendar days(2)	634	815
Available days(3)	610	815
Operating days(4)	600	815
Owned fleet operating days(5)	600	634
Long-term charter-in days(6)	—	181
Short-term charter-in days(7)	—	—
Fleet Utilization(8)	98.4%	100.0%
Small Tanker Segment Average Daily Results
TCE per day (9)	$11,323	$12,672
Vessel operating costs per day(10)	$7,750	$7,571
Long-term charter-in costs per day(11)	$—	$11,150

(1)	Segment results of operations include the proportionate share of joint ventures which is not reflected in our combined results of operations.
(2)	Calendar days: total calendar days the vessels were in our possession for the relevant period.
(3)

Available days: total number of calendar days a vessel is in our possession for the relevant period after subtracting off-hire days for scheduled drydocking and special surveys. We use available days to measure the number of days in a relevant period during which vessels should be available for generating revenues.

(4)

Operating days: the number of available days in the relevant period a vessel is controlled by us after subtracting the aggregate number of days that the vessel is off-hire due to a reason other than scheduled drydocking and special surveys, including unforeseen circumstances. We use operating days to measure the aggregate number of days in a relevant period during which vessels are actually available to generate revenues.

(5)	Owned fleet operating days: the number of operating days in which our owned fleet is operating for the relevant period.

(6)

Long-term charter-in days: the number of operating days in which our long-term charter-in fleet is operating for the relevant period. We regard chartered-in vessels as long-term charters if the period of the charter that we initially commit to is 12 months or more. Once we have included such chartered-in vessels in our Fleet, we will continue to regard them as part of our Fleet until the end of their chartered-in period, including any period that the charter has been extended under an option, even if at a given time the remaining period of their charter may be less than 12 months.

(7)	Short-term charter-in days: the number of operating days for which we have chartered-in third party vessels for durations of less than one year for the relevant period.
(8)

Fleet utilization: the percentage of time that vessels are available for generating revenue, determined by dividing the number of operating days during a relevant period by the number of available days during that period. We use fleet utilization to measure a company’s efficiency in technically managing its vessels.

(9)

TCE per day: vessel revenues less voyage expenses during a relevant period divided by the number of operating days during the period. The number of operating days used to calculate TCE revenue per day includes the proportionate share of our joint ventures’ operating days and includes charter-in days. See “Non-GAAP Financial Measures” at the end of this press release.

(10)

Vessel operating costs per day: Vessel operating costs per day represents vessel operating costs divided by the number of calendar days for owned vessels. The vessel operating costs and the number of calendar days used to calculate vessel operating costs per day includes the proportionate share of our joint ventures’ calendar day and excludes charter-in costs and charter-in days.

(11)	Long-term charter-in costs per day: Charter hire expenses associated with long-term charter-in vessels divided by long-term charter-in days for the relevant period.

The table below presents the breakdown of charter hire expense into long-term charter hire expense and short term charter hire expense:

	Six Months ended June 30,
	2018			2017
(In thousands of U.S. dollars)	Long-term	Short- term	Charter Hire Expense	Long-term	Short- term	Charter Hire Expense
Handysize	$1,556	$6,862	$8,418	$1,556	$8,581	$10,137
Supramax/ultramax	15,607	21,073	36,680	16,577	19,032	35,609
Medium Range Tankers	7,990	—	7,990	8,317	—	8,317
Small Tankers	—	—	—	1,973	—	1,973
Others			1,468			8,567
Adjustments*			(276)			(355)
			54,280			64,248

*                      Charter hire cost incurred by the joint ventures are included within the operating segment information on a proportionate consolidation basis.  Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited interim condensed consolidated financial statements.

GRINDROD SHIPPING HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	30 June 2018	31 December 2017
	US$’000	US$’000
ASSETS
Current assets
Cash and bank balances	$54,124	$46,522
Trade receivables	9,248	13,399
Contract assets	2,056	—
Other receivables and prepayments	21,334	17,187
Due from related parties	21,160	26,998
Loans to joint ventures	18,391	18,180
Derivative financial instruments	1,143	123
Inventories	10,901	9,078
Current tax asset	543	761
	138,900	132,248
Assets classified as held for sale	—	54,954
Total current assets	138,900	187,202
Non-current assets
Other receivables and prepayments	$2	$72
Loans to joint ventures	2,627	7,301
Ships, property, plant and equipment	262,439	238,592
Interest in joint ventures	62,674	64,296
Intangible assets	46	61
Goodwill	7,666	8,419
Deferred tax assets	985	1,179
Total non-current assets	336,439	319,920
Total assets	475,339	507,122
LIABILITIES AND EQUITY
Current liabilities
Bank loans	$19,165	$87,964
Trade and other payables	20,423	28,354
Contract liability	5,437	—
Provision for onerous contract	78	1,270
Due to related parties	12,603	16,930
Derivative financial instruments	—	138
Bank overdrafts	—	4,028
Income tax payable	4,633	3,551
	62,369	142,235
Liabilities directly associated with assets classified as held for sale	—	21,014
Total current liabilities	62,369	163,249

GRINDROD SHIPPING HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	30 June 2018	31 December 2017
	US$’000	US$’000
Non-current liabilities
Bank loans	$108,092	$20,790
Retirement benefit obligation	1,968	2,180
Trade and other payables	510	1,167
Total non-current liabilities	110,570	24,137

Capital and reserves
Share capital	$320,683	$ *
Parent invested capital	—	313,978
Hedging reserve	1,143	(15)
Translation reserve	162	5,773
Capital reserve	(19,588)	—
Equity attributable to owners of the company	302,400	319,736

Total equity and liabilities	475,339	507,122

* Amount is less than US$1.00

GRINDROD SHIPPING HOLDINGS LTD

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the six months ended 30 June

	2018	2017
	US$’000	US$’000

Revenue	$150,841	$194,053
Cost of sales	(148,432)	(184,307)
Gross profit	2,409	9,746

Other operating income	8,032	1,902
Administrative expenses	(17,292)	(13,535)
Other operating expenses	(2,067)	(2,162)
Share of losses of joint ventures	(1,372)	(1,188)
Interest income	1,945	3,262
Interest expense	(2,961)	(3,079)
Loss before taxation	(11,306)	(5,054)

Income tax expense	(2,147)	(1,898)
Loss for the period	(13,453)	(6,952)

Other comprehensive income:

Items that will not be reclassified subsequently to profit or loss
Net fair value gain on hedging instruments entered into for cash flow hedges subject to basis adjustment	$1,158	$—
	1,158	—
Items that may be reclassified subsequently to profit or loss
Exchange differences arising on translation of foreign operations	(4,548)	2,202
Reclassification of translation reserve to profit or loss arising from loss of control of businesses	(1,063)	—
Net fair value gain on hedging instruments entered into for cash flow hedges not subject to basis adjustment	—	171
	(5,611)	2,373

Other comprehensive (loss) income for the period, net of income tax	$(4,453)	$2,373

Total comprehensive loss for the period	$(17,906)	$(4,579)

Loss per share:
Basic and diluted, loss for the period attributable to ordinary equity holders of the company (1)	$(0.71)	$(0.36)

(1) For comparative purposes, the calculation of basic and diluted loss per share for the period ending 30 June 2017 are based on the number of ordinary shares of 19,063,833 shares representing the number of shares issued and outstanding as at 18 June 2018.

Non-GAAP Financial Measures

The financial information included in this press release includes certain ‘‘non-GAAP financial measures’’ as such term is defined in SEC regulations governing the use of non-GAAP financial measures. Generally, a non-GAAP financial measure is a numerical measure of a company’s operating performance, financial position or cash flows that excludes or includes amounts that are included in, or excluded from, the most directly comparable measure calculated and presented in accordance with IFRS. For example, non-GAAP financial measures may exclude the impact of certain unique and/or non-operating items such as acquisitions, divestitures, restructuring charges, large write-offs or items outside of management’s control. Management believes that the non-GAAP financial measures described below provide investors and analysts useful insight into our financial position and operating performance.

TCE Revenue and TCE per day.

TCE revenue is defined as vessel revenues less voyage expenses. Such TCE revenue, divided by the number of operating days during the period, is TCE per day. Vessel revenues and voyage expenses as reported for our operating segments include a proportionate share of vessel revenues and voyage expenses attributable to our joint ventures based on our proportionate ownership of the joint ventures. The number of operating days used to calculate TCE per day also includes the proportionate share of our joint ventures’ operating days and also includes charter-in days.

TCE per day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters have to cover voyage costs and are generally not expressed in per-day amounts while charter hire rates for vessels on time charters do not cover voyage costs and generally are expressed in per day amounts.

Below is a reconciliation from TCE revenue to revenue:

	Six Months ended June 30,
	2018			2017
(In thousands of U.S. dollars)	Revenue	Voyage Expenses	TCE Revenue	Revenue	Voyage Expenses	TCE Revenue

Vessel Revenue
Handysize	$52,955	$(24,805)	$28,150	$53,734	$(27,211)	$26,523
Supramax/ultramax	73,082	(35,344)	37,738	78,303	(38,595)	39,708
Medium Range Tankers	18,946	(3,773)	15,173	23,718	(4,177)	19,541
Small Tankers	8,966	(2,169)	6,797	11,813	(1,492)	10,321
Other drybulk carriers	1,215			29,359
Other tankers	2,570			6,899
Other revenue	2,730			1,832
Adjustments*	(9,623)			(11,605)

Revenue	150,841			194,053

*Vessel revenue earned and voyage expenses incurred by the joint ventures are included within the operating segment information on a proportionate consolidated basis.  Accordingly, joint ventures proportionate financial information are adjusted out to reconcile to the unaudited condensed consolidated financial statements.

EBITDA and Adjusted EBITDA.   EBITDA is defined as earnings before income tax expense or credit, interest income, interest expense, share of loss in joint ventures and depreciation and amortization. Adjusted EBITDA is EBITDA adjusted to exclude the items set forth in the table below, which represent certain non-recurring, non-operating or other items that we believe are not indicative of the ongoing performance of our core operations.

EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by IFRS, and should not be considered in isolation or used as alternatives to loss for the period or any other indicator of our operating performance.

Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing our operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.

The table below presents the reconciliation between loss for the period to EBITDA and Adjusted EBITDA for the six month period ended June 30, 2018 and the comparative period June, 30 2017:

	Six Months ended June 30,
(In thousands of U.S. dollars)	2018	2017

Loss for the Period	$(13,453)	$(6,952)
Adjusted for:
Income tax expense	2,147	1,898
Interest income	(1,945)	(3,262)
Interest expense	2,961	3,079
Share of losses in joint ventures	1,372	1,188
Depreciation and amortization	6,763	10,186

EBITDA	(2,155)	6,137

Adjusted for
Listing costs	$4,079	$—
Gain on disposals of business	(3,255)	—
Gain on deemed disposal of previously held joint venture	(324)

ADJUSTED EBITDA	(1,655)	6,137

Forward-Looking Statements

This press release contains forward-looking statements with respect to Grindrod Shipping’s financial condition, results of operations, cash flows, business strategies, operating efficiencies, competitive position, growth opportunities, plans and objectives of management, and other matters. These forward looking statements, including, among others, those relating to our future business prospects, revenues and income, are necessarily estimates and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth below. Words such as “may,” “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based on the information available to, and the expectations and assumptions deemed reasonable by Grindrod Shipping at the time these statements were made. Although Grindrod Shipping believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Grindrod Shipping. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Grindrod Shipping’s future operating or financial results; the strength of world economies, including, in particular, in China and the rest of the Asia-Pacific region; cyclicality of the drybulk and tanker markets, including general drybulk and tanker shipping market conditions and trends, including fluctuations in charter hire rates and vessel values; changes in supply and demand in the drybulk and tanker shipping industries, including the market for Grindrod Shipping’s vessels; changes in the value of Grindrod Shipping’s vessels; statements about business strategy and expected capital spending or operating expenses, including drydocking, surveys, upgrades and insurance costs; competition within the drybulk and tanker industries; seasonal fluctuations within the drybulk and tanker industries; Grindrod Shipping’s ability to employ its vessels in the spot market and its ability to enter into time charters after its current charters expire; general economic conditions and conditions in the oil and coal industries; Grindrod Shipping’s ability to satisfy the technical, health, safety and compliance standards of its customers, especially major oil companies and oil producers; the failure of counterparties to our contracts to fully perform their obligations with Grindrod Shipping; Grindrod Shipping’s ability to execute our growth strategy; international political conditions; potential disruption of shipping routes due to weather, accidents, political events, natural disasters or other catastrophic events; vessel breakdowns; corruption, piracy, military conflicts, political instability and terrorism in locations where we may operate; fluctuations in interest rates and foreign exchange rates; changes in the costs associated with owning and operating Grindrod Shipping’s vessels; changes in, and Grindrod Shipping’s compliance with, governmental, tax, environmental, health and safety regulations; potential liability from pending or future litigation; Grindrod Shipping’s ability to procure or have access to financing, its liquidity and the adequacy of cash flows for its operation; the continued borrowing availability under Grindrod Shipping’s debt agreements and compliance with the covenants contained therein; Grindrod Shipping’s ability to fund future capital expenditures and investments in the construction, acquisition and refurbishment of its vessels; Grindrod Shipping’s dependence on key personnel; Grindrod Shipping’s expectations regarding the availability of vessel acquisitions and its ability to complete acquisitions as planned; adequacy of Grindrod Shipping’s insurance coverage; effects of new technological innovation and advances in vessel design; Grindrod Shipping’s ability to realize the benefits of the separation from Grindrod Limited; unforeseen costs and expenses related to the separation from Grindrod Limited; Grindrod Shipping’s ability to operate as an independent entity; and the other factors set out in in Item 3.  Key Information-Risk Factors” in our Registration Statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”).  Grindrod Shipping undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events.

Company Contact:	Investor Relations / Media Contact:
Martyn Wade/Stephen Griffiths	Nicolas Bornozis / Daniela Guerrero
CEO & CFO	Capital Link, Inc.
Grindrod Shipping Holdings Ltd.	230 Park Avenue, Suite 1536
200 Cantonment Road, #03-01 Southpoint	New York, N.Y. 10169
Singapore, 089763	Tel.: (212) 661-7566
Email: ir@grindrodshipping.com	Fax: (212) 661-7526
Website: www.grinshipping.com	E-Mail: grindrod@capitallink.com